Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Name Under Which Subsidiary Does Business

6732097 Canada Inc.	Canada	Non-operating subsidiary
1305699 Alberta ULC	Alberta	Non-operating subsidiary